UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month February 2023

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Pyxis Tankers Inc. (the “Company”), dated February 10, 2023, announcing that the Company has accepted a letter agreement from Piraeus Bank S.A. for a new secured term loan facility of up to $15.5 million. The net proceeds will be used to refinance the outstanding debt secured by the Pyxis Karteria and for other corporate purposes. Completion of the loan is subject to standard closing conditions and execution of definitive loan documentation. Closing of the loan is expected to occur by the end of February, 2023.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-256167), filed with the U.S. Securities and Exchange Commission on May 14, 2021.

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated February 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: February 10, 2023	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer